SEC FILE NUMBER	001-32167
CUSIP NUMBER	91851C201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VAALCO Energy, Inc.

Full Name of Registrant

Former Name if Applicable

9800 Richmond Ave, Suite 700

Address of Principal Executive Office (Street and Number)

Houston, Texas 77042

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — OTHER NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of VAALCO Energy, Inc. (the “Company”) for the year ended December 31, 2015, could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense, because the Company needs additional time to complete its financial statements and related disclosures.

As described further in our Quarterly Report on Form 10-Q for September 30, 2015, in November 2006, we signed a production sharing contract for Block 5 offshore Angola. Our working interest is 40%. Additionally, we are required to carry the Angolan national oil company, Sonangol P&P, for 10% of the work program. We invoiced Sonangol P&P for amounts totaling $7.6 million plus interest in April 2014. Due to the uncertainty of collection, we recorded a full allowance totaling $7.6 million during 2011 through 2013 for the amount owed. Because this amount continued to be owed and due to slow payment history of the monthly cash call invoices since their assignment date of January 1, 2014, we placed Sonangol P&P in default in the first quarter of 2015.

On March 14, 2016, we received notice that payment of $19.0 million from Sonangol P&P had been received for the full amounts owed as of December 31, 2015 which included: (i) the $7.6 million of unpaid costs assumed by Sonangol P&P when they were assigned the participating interest in January 2014, (ii) $8.1 million of unpaid costs incurred in 2015, and (iii) $3.2 million of interest as a result of being in default which we have not previously recognized in our financial results. As of September 30, 2015, we had $7.3 million reflected in Accounts with partners, net of an allowance of $7.6 million. As a result of this payment received subsequent to December 31, 2015, net income (loss) for the first quarter of 2016 will reflect the benefit for the reversal of the $7.6 million allowance and the recognition of the $3.2 million of default interest.

The significant additional time required to evaluate the effects of and disclose, in compliance with the requirements of Form 10-K, impact of the subsequent event described above has resulted in the Company being unable to file its 2015 Annual Report on Form 10-K for the fiscal year ended December 31, 2015 within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Don O. McCormack	713	212-1038
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

The Company is determining the full impact of the issues discussed above on its consolidated financial statements. The Company expects to recognize noncash impairments of proved oil and natural gas properties of approximately $81.3 million for the year ended December 31, 2015, as well as other negative adjustments to its oil and gas reserves.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 12b-25 filing includes “forward-looking statements.” All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. As such, readers should not unduly rely on such forward-looking statements. See “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other public filings.

VAALCO Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2016	By:	/s/ Don O. McCormack
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).